

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2012

Via E-mail
Grace Wu, Chief Financial Officer
Shanda Interactive Entertainment Limited
No. 208 Juli Road
Pudong New Area
Shanghai 201203, Peoples Republic of China

    Re: Shanda Interactive Entertainment Limited
               Form 20-F for the Fiscal Year Ended December 31, 2010
               Filed June 30, 2011
               File No. 000-50705

Dear Ms. Wu:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Patrick Gilmore

                                        Patrick Gilmore
                                        Accounting Branch Chief